STELLUS CAPITAL INVESTMENT CORPORATION

10000 Memorial Drive, Suite 500

Houston, TX 77024

November 2, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq.

Re:	Stellus Capital Investment Corporation

Registration Statement on Form N-2

File No. 333-184195

On behalf of Stellus Capital Investment Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form N-2 to 4:00 p.m. Eastern Time on November 7, 2012, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (713) 292-5400 or our counsel, Steven B. Boehm, at Sutherland Asbill & Brennan LLP at (202) 383-0176.

Sincerely,

STELLUS CAPITAL INVESTMENT CORPORATION

By: /s/ Robert L. Ladd

Name: Robert L. Ladd

Title: President and Chief Executive Officer